PUBLICIS GROUPE S.A.
                    ISSUANCE AND LISTING OF CONVERTIBLE BONDS


On January 10, 2002, Publicis Groupe S.A. (the "Company") launched its first issuance of bonds convertible into new shares and/or exchangeable into existing shares of the Company (the "Bonds") for a total amount of 690 million euros (after exercise of the over-allotment option). The placement of the Bonds with institutional investors took place on January 10, 2002 and the offer was open to individuals in France from January 11, 2002 to January 15, 2002.

The placement of the Bonds was conducted by Deutsche Bank acting as Global Coordinator, Joint Lead Manager and Joint Bookrunner, BNP Paribas acting as Joint Lead Manager and Joint Bookrunner and Merrill Lynch International acting as Joint Lead Manager. The placement, which was over-subscribed seventeen times, represented the Company's first issuance of listed convertible bonds.

The Bonds were listed on the Premier Marche of Euronext Paris on January 18, 2002. The nominal value of the Bonds is 39.15 euros. The Bonds were issued at par, or 39.15 euros per Bond, representing a 35% premium to the reference price of the Company's shares on January 10, 2002 (29 euros per share). The Bonds have a duration of 16 years from the date of their issuance and bear interest at a rate of 1% per annum (0.3915 euros per Bond) payable annually. Unless earlier redeemed, exchanged or converted, the Bonds will be redeemed for an amount corresponding to 134.59% of par on January 18, 2018.

The Company intends to use the net proceeds of the issue for its general financing needs, in particular to increase its financial flexibility and to permit refinancing of previous acquisitions.

The Company is the world's sixth largest communications group (AdAge ranking, April 2001), with operations in 102 countries around the world. It reported year 2000 billings of 14.9 billion euros (pro forma), revenues of 2.2 billion euros and net income (after amortization of goodwill) of 181 million euros. It has 20,000 employees.

This statement contains forward-looking statements within the meaning of the "safe harbor" provisions of the private securities litigation reform act of 1995. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s),"anticipate(s)" and similar expressions in this statement intend to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this statement. Other than in connection with applicable securities laws, the Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events. The Company urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" in documents the Company has filed with the U.S Securities and Exchange Commission.